Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Companhia Aberta	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to its shareholders and the market that, through its controlled entity ITB Holding Brasil Participações Ltda., Itaú Unibanco indirectly acquired 10,651,555,020  shares of Itaú CorpBanca (“Shares”), a financial institution headquartered in Santiago, Chile, for the amount of CLP 65,685,716,525.82, corresponding to approximately R$ 365 million, as a result of the exercise of a put option by Corp Group set forth in the shareholders’ agreement of Itaú CorpBanca, entered into between Itaú Unibanco and Corp Group and certain of its affiliates on April 1, 2016. Accordingly, the ownership interest of Itaú Unibanco in Itaú CorpBanca increased from approximately 36.06% to approximately 38.14%, with no change to Itaú CorpBanca’s governance.

This transaction was carried out through the acquisition of 100% of the capital stock of (i) Saga II SpA, and (ii) Saga III SpA, which currently hold the Shares. All required regulatory approvals have been obtained.

Itaú Unibanco takes this opportunity to reiterate its commitment to the creation of long-term shareholder value.

São Paulo, October 12, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations